Exhibit 99.5
Satyam Computer Services Limited
Description of Business
Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.
Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enables it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Statement on Significant Accounting Policies
a)	Basis of Consolidation
The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.
All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.
Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.
On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.
Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.

Satyam Computer Services Limited
b)	Use of Estimates
The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.
c)	Revenue Recognition
i)	IT Services
Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.
Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.
Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.
ii)	Business Process Outsourcing
Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.
d)	Foreign Currency Transactions/Translations
Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction.
Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.
Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.
The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.
In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.
Gains/losses on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.
In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last

Satyam Computer Services Limited
used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.
Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.
e)	Fixed Assets
Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.
Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.
Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.
The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.
Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.
The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or estimated useful lives
Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.
Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.

Satyam Computer Services Limited
f)	Goodwill and Other Intangible Assets
Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.
g)	Investments
Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.
h)	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.
i)	Employee Benefits
Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.
j)	Taxes on Income
Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.
k)	Earnings Per Share
The earnings considered in ascertaining Satyam’s Earnings Per Share comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.
l)	Associate Stock Option Scheme
Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise

Satyam Computer Services Limited
price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.
m)	Research and Development
Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.
n)	Miscellaneous Expenditure
Miscellaneous expenditure is charged to profit and loss account in the year/period in which it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at September 30, 2005

				Rs. in lakhs
		As at	As at	As at
	Schedule	30.09.2005	30.09.2004	31.03.2005
	Reference	(Unaudited)	(Unaudited)	(Audited)

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	15,540.31	15,452.87	15,486.31
(b) Share application money, pending allotment		106.71	46.77	44.66
(c) Reserves and Surplus	2	356,355.61	284,252.76	314,281.29

		372,002.63	299,752.40	329,812.26

2. Minority Interest		444.30	—	—

3. Loan Funds
(a) Secured Loans	3	4,989.41	1,067.34	1,892.00

		377,436.34	300,819.74	331,704.26

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		118,251.26	93,589.86	101,422.25
(b) Less: Depreciation		77,178.52	65,364.37	70,565.09

(c) Net Block		41,072.74	28,225.49	30,857.16
(d) Capital Work in Progress		7,416.47	5,483.16	6,928.68

		48,489.21	33,708.65	37,785.84

2. Investments	5	7,132.75	9,189.75	7,631.41

3. Deferred Tax Assets (net)	6	1,018.39	939.31	1,070.96

4. Current Assets, Loans and Advances
(a) Inventories	7	18.50	15.56	18.53
(b) Sundry Debtors	8	92,518.80	75,636.98	78,046.52
(c) Cash and Bank Balances	9	259,482.70	202,488.96	237,013.26
(d) Loans and Advances	10	15,632.51	8,607.79	11,475.44
(e) Other Current Assets
— Interest Accrued on Fixed Deposits		6,759.01	12,908.19	2,446.76

		374,411.52	299,657.48	329,000.51

Less: Current Liabilities and Provisions
(a) Liabilities	11	37,723.54	26,323.56	24,828.69
(b) Provisions	12	15,891.99	16,351.89	18,955.77

		53,615.53	42,675.45	43,784.46

Net Current Assets		320,795.99	256,982.03	285,216.05

		377,436.34	300,819.74	331,704.26

Notes to Accounts	18
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President — Finance	& Company Secretary

Place : Budapest, Hungary
Date : October 19, 2005

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the Quarter and Half Year Ended September 30, 2005

						Rs. In lakhs

		Quarter ended	Quarter ended	Half Year Ended	Half Year Ended	Year Ended
	Schedule	30.09.2005	30.09.2004	30.09.2005	30.09.2004	31.03.2005
	Reference	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income
Services
- Exports		111,454.18	83,236.27	213,136.37	157,814.16	338,695.48
- Domestic		4,042.86	2,972.62	8,231.18	6,380.33	13,389.43
Other Income	13	3,155.16	2,397.85	5,496.99	5,485.21	8,683.23

		118,652.20	88,606.74	226,864.54	169,679.70	360,768.14

Expenditure
Personnel Expenses	14	67,785.02	49,547.00	131,722.57	93,521.29	202,610.91
Cost of Software and Hardware sold	15	26.06	21.97	46.36	44.98	99.48
Operating and Administration Expenses	16	20,046.67	15,359.01	37,887.92	29,939.14	62,555.46
Financial Expenses	17	76.79	19.16	123.70	42.24	91.19
Depreciation		3,470.41	2,801.38	6,601.48	5,506.77	11,329.85
Miscellaneous Expenenditure Written Off		3.09	4.81	7.65	227.35	215.83

		91,408.04	67,753.33	176,389.68	129,281.77	276,902.72

Profit Before Taxation		27,244.16	20,853.41	50,474.86	40,397.93	83,865.42
Provision for Taxation
- Current		3,268.45	3,340.84	6,661.83	6,452.84	12,299.13
- Fringe benefit		188.18	—	544.64	—	—
- Deferred		(127.80)	(305.65)	42.42	(409.99)	(541.66)
- Earlier years		—	—	—	(1.40)	(1.40)

Profit After Taxation and Before share of loss in associate company and Minority Interest		23,915.33	17,818.22	43,225.97	34,356.48	72,109.35
Share of loss in associate company		(192.09)	(131.98)	(498.65)	(295.63)	(944.86)
Minority Interest		10.44	—	26.08	—	—

Profit After Taxation and share of loss in associate company and Minority Interest		23,733.68	17,686.24	42,753.40	34,060.85	71,164.49
Add: Balance brought forward from previous period / year		144,300.21	96,049.89	125,280.49	79,675.28	79,675.28
Less: Residual dividend and additional dividend tax		123.06	—	123.06	—	—

Profit Available for Appropriation		167,910.83	113,736.13	167,910.83	113,736.13	150,839.77
Appropriations :
Interim Dividend (2004 — Rs. 2.00 per Equity Share)		6,445.81	6,361.87	6,445.81	6,361.87	6,362.64
Final Dividend (2005 — Rs. 3.00 per Equity Share)		—	—	—	—	9,600.46
Tax on distributed profits		904.02	831.42	904.02	831.42	2,086.18
Transfer to General Reserve		—	—	—	—	7,510.00

Balance carried to Balance Sheet		160,561.00	106,542.84	160,561.00	106,542.84	125,280.49

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		7.39	5.58	13.34	10.75	22.40
Diluted		7.18	5.50	12.96	10.60	21.93

No. of Shares used in computing Earnings Per Share
Basic		321,343,282	317,145,269	320,603,082	316,863,367	317,751,639
Diluted		330,611,835	321,582,365	329,817,370	321,298,866	324,445,776

Notes to Accounts	18
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas
Director	G. Jayaraman
& Sr. Vice President — Finance	Vice President (Corp. Affairs) & Company Secretary

Place : Budapest, Hungary
Date: October 19, 2005

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

			Rs. In laksh

	As at	As at	Year Ended
	30.09.2005	30.09.2004	31.03.2005
	(Unaudited)	(Unaudited)	(Audited)

1. Share Capital

Authorised :
37,50,00,000 Equity Shares of Rs. 2 each	7,500.00	7,500.00	7,500.00

100,000,000 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	10,000.00	10,000.00	10,000.00

Issued and Subscribed :
321,965,342 (September 30, 2004 - 317,593,572; March 31, 2005 - 319,265,291) Equity Shares of Rs. 2 each fully paid-up	6,439.31	6,351.87	6,385.31

91,009,999 (September 30, 2004 - 91,009,999; March 31, 2005 - 91,009,999) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each fully paid-up	9,101.00	9,101.00	9,101.00
(Refer note (d) of Schedule 18 )

	15,540.31	15,452.87	15,486.31

Out of the above:
4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of Satyam Computer Services

64,300,704 (September 30, 2004 - 33,748,172; March 31, 2005 - 34,016,154) Equity Shares of Rs. 2 each fully paid-up represent 32,150,352 (September 30, 2004 - 16,874,086 March 31, 2005 - 17,008,077) American Depository Shares

7,425,342 (September 30, 2004 - 3,053,572; March 31, 2005 - 4,725,291) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS )

2. Reserves and Surplus

Share Premium Account
As at the commencement of the year	89,094.11	82,492.32	82,492.33
Add: Received on account of issue of ADS / ASOP	6,871.57	2,865.54	6,601.78

	95,965.68	85,357.86	89,094.11

Capital Reserve
As at the commencement of the year	72,013.86	71,866.60	71,866.60
Add: Gain/(loss) on dilution in share holding of asssociate company	—	40.43	141.01
Investment Subsidy	—	5.00	6.25

	72,013.86	71,912.03	72,013.86

General Reserve
As at the commencement of the year	28,314.89	20,804.89	20,804.89
Add : Transfer from the Profit and Loss Account	—	—	7,510.00

	28,314.89	20,804.89	28,314.89

Currency Translation Reserve	(576.21)	(445.45)	(502.47)

Employee Stock Options
Employee Stock Options Outstanding	76.39	80.66	80.41
Less: Deferred Employee Compensation	—	0.07	—

	76.39	80.59	80.41

Balance in Profit and Loss Account	160,561.00	106,542.84	125,280.49

	356,355.61	284,252.76	314,281.29

3. Secured Loans

Bank Over Draft	109.90	—	—
External Commercial Borrowing	439.90	—	—
Working Capital Loans	2,647.50	52.82	116.61
Export Packing Credit	570.87	—	734.87
Vehicle Loans	1,221.24	1,014.52	1,040.52

	4,989.41	1,067.34	1,892.00

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

4. Fixed Assets												Rs. in lakhs

	GROSS BLOCK						DEPRECIATION				NET BLOCK
		Acquisition					Acquisition				As at	As at
	Cost	of subsidiary		Deletions/	Cost	As at	of subsidiary	For the	Deletions/	As at	30.09.2005	31.03.2005
DESCRIPTION	01.04.2005	Company +	Additions	Adjustments	30.09.2005	01.04.2005	company +	period @	Adjustments	30.09.2005	(Unaudited)	(Audited)

1. Goodwill	1,572.45	5,194.94	—	—	6,767.39	—	—	—	—	—	6,767.39	1,572.45

2. Land & Land Development
-Freehold*	2,674.98	—	1,025.20	—	3,700.18	—	—	—	—	—	3,700.18	2,674.98
-Leasehold	813.30	—	—	—	813.30	1.97	—	0.19	—	2.16	811.14	811.33

3. Buildings**	5,925.03	—	1,621.19	—	7,546.22	1,052.11	—	117.14	—	1,169.25	6,376.97	4,872.92

4. Plant and Machinery	71,855.09	29.60	6,099.05	4.16	77,979.58	55,788.50	7.69	5,272.69	0.55	61,068.33	16,911.25	16,066.59
(Including Computers)

5. Office Equipment	1,935.24	125.44	334.45	—	2,395.04	1,129.28	55.72	239.27	—	1,424.26	970.78	805.96

6. Furniture, Fixtures	14,182.61	184.80	1,823.29	17.20	16,173.59	11,699.87	83.10	706.67	12.76	12,476.89	3,696.70	2,482.74
and Interiors

7. Vehicles	2,463.55	—	675.32	262.91	2,875.96	893.36	—	264.91	120.64	1,037.63	1,838.33	1,570.19

Total	101,422.25	5,534.78	11,578.50	284.27	118,251.26	70,565.09	146.51	6,600.87	133.95	77,178.52	41,072.74	30,857.16

As at 30.09.2004	87,612.17	—	6,280.06	302.37	93,589.86	60,037.13		5,507.36	180.12	65,364.37	28,225.49

*	Includes Rs.1,821.09 lakhs (September 30, 2004 — Rs. 674.73 lakhs; March 31, 2005 — Rs.264.02 lakhs) in respect of which deed of conveyance is pending.

**	Includes Rs.3,010.39 lakhs (September 30, 2004 — Rs.1,421.89 lakhs; March 31, 2005 — Rs.2,128.49 lakhs) constructed on leasehold land.

@	Depreciation for the year includes Rs.0.61 lakhs considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

+	Refer note (g) of schedule 18

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

							Rs. in lakhs

		As at 30.09.2005		As at 30.09.2004		As at 31.03.2005
		(Unaudited)		(Unaudited)		(Audited)

5.	Investments

a)	Long Term
i)	Trade (Unquoted )

	Investment in Associate Companies

	Sify Limited		7,132.59		8,179.89		7,631.25
	11,182,600 Equity Shares of Rs. 10 each, fully paid-up

	Other Investments

	Jasdic Park Company	75.18		75.18		75.18
	(480 Shares of J Yen 50,000 each, fully paid-up)
	Less: Received on liquidation	26.31		26.31		26.31
	Less : Provision for diminution	48.87	—	48.87	—	48.87	—

	Intouch Technologies Limited	1,090.18		1,090.18		1,090.18
	(833,333 Shares of 20 US cents each, fully paid-up)
	Less : Provision for diminution	1,090.18	—	1,090.18	—	1,090.18	—

	Medbiquitious Services Inc.,	157.08		157.08		157.08
	(3,34,000 shares of 'A' series Preferred Stock of US Dollars 0.001 each, fully paid-up)
	Less : Provision for diminution	157.08	—	157.08	—	157.08	—

	Avante Global LLC.,	254.36		254.36		254.36
	(577,917 class 'A' units representing a total value of US Dollars 540,750, fully paid-up )
	Less : Provision for diminution	254.36	—	254.36	—	254.36	—

ii)	Non Trade (Unquoted)

	National Savings Certificates,VIII Series		0.16		0.16		0.16
	(Lodged as security with government authorities )

b)	Current Investments (Other than trade - Quoted)

	Birla Cash Plus Retail Plan		—		204.27		—
	Nil units (September 2004 - 1,247,389 units) (March 2005 - Nil) of Rs.10 each fully paid-up

	HSBC Cash Fund		—		354.60		—
	Nil units (September 2004 - 3,396,498 units) (March 2005 - Nil) of Rs.10 each fully paid-up

	HDFC Cash management Fund		—		100.23		—
	Nil units (September 2004 - 942,336 units) (March 2005 - Nil) of Rs.10 each fully paid-up

	Templeton India Floating Rate Fund		—		250.37		—
	Nil units (September 2004 - 2,532,107 units) (March 2005 - Nil) of Rs.10 each fully paid-up

	Kotak Liquid Institutional Fund		—		100.23		—
	Nil units (September 2004 - 819,691 units) (March 2005 - Nil) of Rs. 10 each fully paid-up

			7,132.75		9,189.75		7,631.41

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

				Rs. In lakhs

		As at	As at	Year Ended
		30.09.2005	30.09.2004	31.03.2005
		(Unaudited)	(Unaudited)	(Audited)

6.	Deferred Tax Assets/(Liabilities)

	Debtors	1,015.43	1,028.61	1,039.76
	Advances	69.95	76.04	76.04
	Fixed Assets	(1,611.15)	(1,092.86)	(1,286.81)
	Others	1,544.16	927.52	1,241.97

		1,018.39	939.31	1,070.96

7.	Inventories

	Traded software and hardware	18.50	15.56	18.53

		18.50	15.56	18.53

8.	Sundry Debtors (Unsecured)

	Considered good *
	(a) Over six months old	1,352.47	1,875.38	2,647.93
	(b) Other debts	91,166.33	73,761.60	75,398.59

		92,518.80	75,636.98	78,046.52
	Considered doubtful	8,160.45	7,052.52	7,647.97

		100,679.25	82,689.50	85,694.49
	Less: Provision for doubtful debts	8,160.45	7,052.52	7,647.97

		92,518.80	75,636.98	78,046.52

	* Debtors include Unbilled Revenue Rs.11,586.57 lakhs (September 30, 2004 - Rs.2,445.62 lakhs; March 31, 2005 - Rs.7,379.93 lakhs)

9.	Cash and Bank Balances*

	Cash on hand	24.91	24.02	20.99
	Remittances in Transit	286.16	—	6,663.69

	Balances with Scheduled Banks
	- On Current accounts	68,506.29	53,563.47	40,011.55
	- On Deposit accounts	180,495.37	144,408.80	180,623.77
	Unclaimed Dividend Accounts	596.72	668.41	458.28

	Balances with Non-Scheduled Banks**
	- on Current Accounts	9,496.35	3,824.11	9,234.98
	- on Deposit Accounts	76.90	0.15	—

		259,482.70	202,488.96	237,013.26

	*Includes unutilised amount of ADS issue proceeds - Rs. 32,207.42 lakhs (September 30, 2004 Rs.39,214.12 lakhs; March 31, 2005 - Rs. 39,214.12 lakhs)
	** Refer note (i) of Schedule 18

10.	Loans and Advances

	(Considered good unless otherwise stated)

	Loans and Advances
	Secured - Loans	14.76	24.01	22.09

	Unsecured - Advances recoverable in cash or in kind or for value to be received	8,586.01	4,846.58	7,228.39
	- Deposits	7,031.74	3,737.20	4,224.96
	Considered doubtful - Advances	1,441.92	1,401.28	1,441.92

		17,074.43	10,009.07	12,917.36
	Less: Provision for doubtful advances	1,441.92	1,401.28	1,441.92

		15,632.51	8,607.79	11,475.44

11.	Liabilities

	Sundry Creditors
	- Dues to small scale industrial undertakings	—	—	—
	- Dues to other than small scale industrial undertakings	29,309.68	19,587.95	17,093.94
	Advances from Customers	101.18	131.63	101.37
	Unearned Revenue	3,519.69	1,415.34	2,464.29
	Investor Education Protection Fund - Unclaimed Dividends	596.72	668.41	458.28
	Other Liabilities	4,196.27	4,520.23	4,710.81

		37,723.54	26,323.56	24,828.69

12.	Provisions

	Provision for Taxation (Less payments)	3,912.25	6,600.57	4,663.72
	Proposed Dividend (Including tax thereon)	7,349.83	7,193.29	10,855.12
	Provision for Gratuity and Leave Encashment	4,629.91	2,558.03	3,436.93

		15,891.99	16,351.89	18,955.77

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account

						Rs. In lakhs

		Quarter Ended	Quarter Ended	Half Year Ended	Half Year Ended	Year Ended
		30.09.2005	30.09.2004	30.09.2005	30.09.2004	31.03.2005
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

13.	Other Income

	Interest on Deposits - Gross	2,815.88	2,398.78	5,590.70	4,773.63	10,017.88
	{Tax Deducted at Source Rs.1,249.19 lakhs} (September 30, 2004 - Rs.996.34 lakhs; March 31, 2005 - Rs.2,090.52 lakhs)
	Dividends from Current Investments - Trade	—	8.81	—	10.66	10.66
	Profit on sale of current investments - Trade	—	8.08	—	14.43	19.22
	Loss on exchange fluctuations (net)	283.04	(80.84)	(199.51)	506.07	(2,083.28)
	Provision no longer required written back	—	—	—	47.08	490.97
	Miscellaneous Income	56.24	63.02	105.80	133.34	227.78

		3,155.16	2,397.85	5,496.99	5,485.21	8,683.23

14.	Personnel Expenses

	Salaries and bonus	62,590.18	45,858.23	122,245.58	86,943.14	187,634.51
	Contribution to Provident and other funds	4,752.52	3,412.92	8,674.66	6,105.20	13,686.23
	Staff welfare expenses	446.34	288.55	806.35	485.40	1,302.55
	Employee stock compensation expense	(4.02)	(12.69)	(4.02)	(12.45)	(12.38)

		67,785.02	49,547.00	131,722.57	93,521.29	202,610.91

15.	Cost of software and hardware sold

	Opening inventory	18.23	32.81	18.53	48.78	48.78
	Add: Purchases (net of returns)	26.33	4.72	46.33	11.76	69.23
	Less: Closing inventory	18.50	15.56	18.50	15.56	18.53

		26.06	21.97	46.36	44.98	99.48

16.	Operating and Administration Expenses

	Rent	1,901.66	1,331.05	3,689.95	2,471.92	5,629.83
	Rates and taxes	261.36	199.16	495.62	290.86	1,040.05
	Insurance	340.14	282.15	663.00	570.32	1,190.90
	Travelling and conveyance	5,070.84	4,364.01	10,996.92	8,585.35	18,506.67
	Communication	2,065.21	1,505.28	3,913.08	2,719.55	5,891.96
	Printing and stationery	152.25	86.33	313.24	250.08	557.81
	Power and fuel	713.16	504.68	1,466.73	957.72	2,038.94
	Advertisment	254.19	119.43	477.26	251.75	489.15
	Marketing expenses	1,696.97	1,373.71	3,102.86	2,994.88	5,664.11
	Repairs and maintenance
	- Buildings	34.44	21.04	48.50	49.90	89.26
	- Machinery	270.72	258.84	460.93	513.96	1,127.78
	- Others	446.16	213.39	781.69	438.54	1,226.52
	Security services	91.01	47.28	146.26	94.22	211.96
	Legal and professional charges	3,271.10	1,852.90	5,350.06	3,871.30	7,763.23
	Provision for doubtful debts and advances	528.13	634.71	528.13	1,160.50	1,796.55
	Loss on sale of Fixed assets (net)	23.04	28.35	53.80	71.15	118.09
	Directors' sitting fees	1.00	1.00	1.60	1.70	4.30
	Auditors' remuneration	18.64	17.01	38.61	36.81	92.18
	Donations and contributions	66.64	4.08	124.08	9.95	157.27
	Subscriptions	51.56	64.60	85.44	135.47	264.74
	Training and development	310.74	278.94	759.71	543.00	1,183.15
	Research and development	47.28	32.26	145.04	146.84	288.09
	Software charges	366.36	1,007.63	882.23	1,576.85	3,316.63
	Managerial Remuneration
	- Salaries	8.70	8.70	17.40	17.40	34.80
	- Commission	14.09	12.00	26.09	24.00	82.80
	- Contribution to P.F.	1.05	1.05	2.09	2.09	4.18
	- Others	4.89	3.77	10.12	7.92	16.59
	Visa charges	1,464.39	628.12	2,187.70	1,049.10	1,719.31
	Miscellaneous expenses	570.95	477.54	1,119.78	1,096.01	2,048.61

		20,046.67	15,359.01	37,887.92	29,939.14	62,555.46

17.	Financial Expenses

	Interest on working capital loans	46.21	0.37	55.98	2.63	6.55
	Interest on term loans	6.34	—	16.78	—	—
	Other finance charges	24.24	18.79	50.94	39.61	84.64

		76.79	19.16	123.70	42.24	91.19

Satyam Computer Services Limited
18. Notes to Accounts
a)	List of domestic and foreign subsidiaries, joint ventures and associate considered for consolidation:-

		Country of	Extent of Holding (%) as at
Sl. No.	Name of the Company	Incorporation	September 30, 2005

	Subsidiaries :

1.	Nipuna Services Limited	India	100.00

2.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00

3.	Satyam Technologies, Inc.	USA	100.00

4.	Citisoft Plc.*	UK	75.00

	Associate :

5.	Sify Limited	India	31.61

	Joint Ventures :

6.	CA Satyam ASP Private Limited	India	50.00

7.	Satyam-Venture Engineering Services Private Limited	India	50.00

The reporting date for all the above companies is March 31 except Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd. for which the reporting date is December 31 and that of Citisoft Plc. it is April 30.
*Citisoft Plc has been consolidated with effective date of May 12, 2005, the date of acquisition.
Holding in Sify Limited changed from 31.91% to 31.61% since March 31, 2005.
b)	Associate Stock Option Schemes
1)	Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii)	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 26,364,171 equity shares of Rs. 2 each were outstanding as at September 30, 2005 (September 30, 2004 — 23,057,366; March 31, 2005 — 26,830,315).

Satyam Computer Services Limited
Changes in number of options outstanding were as follows:

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2005	2004	2005	2004	March 31, 2005
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period	27,613,194	23,761,495	26,830,315	17,510,481	17,510,481
Granted	568,791	1,407,782	3,277,908	8,546,588	14,205,757
Exercised	(985,001)	(706,539)	(2,415,501)	(1,233,662)	(2,637,399)
Cancelled	(832,813)	(1,405,372)	(1,328,551)	(1,766,041)	(2,248,524)
At the end of the period	26,364,171	23,057,366	26,364,171	23,057,366	26,830,315

iii)	Associate Stock Option Plan (ADS)

Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,248,199 ADS (September 30, 2004 — 1,240,614, March 31, 2005 — 1,257,901) representing 2,496,398 equity shares of Rs. 2 each were outstanding as at September 30, 2005 (September 30, 2004 — 2,481,228, March 31, 2005 — 2,515,802).

Changes in number of options outstanding were as follows:

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2005	2004	2005	2004	March 31, 2005
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period	1,388,869	1,349,391	1,257,901	1,181,432	1,181,432
Granted	9,975	30,752	152,715	215,446	366,724
Exercised	(130,503)	(38,566)	(142,275)	(54,100)	(188,091)
Cancelled	(20,142)	(100,963)	(20,142)	(102,164)	(102,164)
At the end of the period	1,248,199	1,240,614	1,248,199	1,240,614	1,257,901

2) Stock Option Scheme of Nipuna Services
In April 2004, Nipuna Services established its Employee Stock Option Plan (the “ESOP”) for its employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years, starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant. Upon granting, they are subject to lock in period of one year.
As at September 30, 2005, 813,578 options at weighted average exercise price of Rs. 80 being the fair market value per share were outstanding.

Satyam Computer Services Limited
c)	Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of Satyam’s net profit and earnings per share would have been as follows:

		Quarter ended September 30,		Half year ended September 30,		Year ended
		2005	2004	2005	2004	March 31, 2005
Particulars		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1.	Profit After Taxation and share of loss in associate company (Rs. in lakhs )
	- As reported (Rs. in lakhs)	23,733.68	17,686.24	42,753.40	34,060.85	71,164.49
	- Pro forma (Rs. in lakhs)	21,065.74	17,673.54	37,064.14	31,598.46	61,922.11

2.	Earnings Per Share:
	Basic
	- No. of shares	321,343,282	317,145,269	320,603,082	316,863,367	317,751,639
	- EPS as reported (Rs.)	7.39	5.58	13.34	10.75	22.40
	- Pro forma EPS (Rs.)	6.56	5.57	11.56	9.97	19.49
	Diluted
	- No. of shares	330,611,835	321,582,365	329,817,370	321,298,866	324,445,776
	- EPS as reported (Rs.)	7.18	5.50	12.96	10.60	21.93
	- Pro forma EPS (Rs.)	6.37	5.49	11.24	9.83	19.09

The following assumptions were used for calculation of fair value of grants:

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2005	2004	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Dividend yield	0.75%	0.61%	0.75%	0.61%	0.75%
Expected volatility	58.86%	69.00%	58.86%	69.00%	60.61%
Risk-free interest rate	7.00%	7.00%	7.00%	7.00%	7.00%
Expected term (in years)	1.79	2.46	1.79	2.46	2.04
d)	Convertible Redeemable Cumulative Preference Shares

Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to US$ 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

e)	Share application money pending allotment

Amount received from associates of Satyam Computer Services on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.

Satyam Computer Services Limited
f)	Secured Loans

Working capital loans taken by joint venture companies are secured by way of first charge by hypothecation of all moveable assets forming part of their current assets, both present and future.

Working capital loan taken by Nipuna is secured by way of movable and immovable property.

External Commercial Borrowing taken by Nipuna is secured by way of movable and immovable property.

Export Packing Credit loan taken by Nipuna Services is secured by way of hypothecation of book debts.

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

g)	Investments

During May 2005, Satyam Computer Services acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management Industry, with operating presence in London, Boston and New York.

Satyam Computer Services acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 6,224.91 lakhs (inclusive of acquisition costs) and balance amount of Rs. 8,380.80 lakhs (Equivalent GBP 10.80 millions) payable as Deferred and Earned out consideration on the basis of continuing employment by key employees and achieving of certain revenue and profit performance targets. In addition to above Satyam Computer Services is also required to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT is contingent on Citisoft achieving certain revenue and profit performance targets amounting to maximum of Rs. 2,095.20 lakhs (Equivalent GBP 2.70 millions).

h)	Land

Satyam Computer Services has taken 50 acres of land at Chennai, Tamilnadu, on lease hold basis for a period of 90 years from Electronics Corporation of Tamilnadu (ELCOT). The lease rent payable is Re. 1 per annum over the lease period. An amount of Rs. 2,400.00 lakhs has been paid as refundable security deposit. Non compliance of certain terms and conditions would result in termination of lease agreement

During May 2005, Satyam Computer Services has entered into a Memorandum of Understanding with Andhra Pradesh Industrial Infrastructure Corporation (APIIC) to purchase 56.65 acres of land at Visakhapatnam for an aggregate purchase consideration of Rs. 1,025.10 lakhs payable in 10 quarterly installments. The land will be registered in favour of Satyam Computer Services after the payment of final installment. Non compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

i)	Balances with Non-Scheduled Banks

Rs. in lakhs
	As at September 30,		As at March 31,
	2005	2004	2005
Name of the Bank	(Unaudited)	(Unaudited)	(Audited)

Balances with Non-Scheduled Banks on Current Accounts
ANZ Grindlays Bank, New York	0.09	0.09	0.09
BankOne, Canada	1.04	1.85	0.91
BankOne, Michigan	—	61.56	31.93
Banque National De Paris, Spain	65.55	18.02	103.54
Banque National De Paris, Taipei	129.99	95.67	115.40
Citibank NA, Bangkok	864.46	235.17	780.24
Citibank NA, Chicago	30.48	3.99	3.74
Citibank NA, Dubai	153.75	33.51	175.13
Citibank NA, Hong Kong	44.74	9.98	12.27
Citibank NA, Hungary	13.71	2.30	—
Citibank NA, Kuala Lumpur	245.81	407.28	63.47
Citibank NA, London	114.11	76.73	274.62
Citibank NA, New York	248.13	27.94	803.21
Citibank NA, New Zealand	256.14	—	—
Citibank NA, Seoul	622.39	310.60	523.08
Citibank NA, Singapore	44.18	220.13	254.35
Citibank NA, South Africa	17.96	—	—
Citibank NA, Sydney	483.34	131.81	790.44
Citibank NA, Toronto	538.00	282.07	131.69
Commerce Bank, New York	0.23	0.24	0.23
Dresdner Bank, Saarbruecken	608.25	101.96	183.11
First Union National Bank, Atlanta	133.84	72.48	115.76
First Union National Bank, New Jersey	21.07	50.05	357.50
Hong Kong and Shanghai Banking Corporation, London	722.74	124.11	1,700.25
Hong Kong and Shanghai Banking Corporation, Shanghai	116.78	25.12	82.09
Hong Kong and Shanghai Banking Corporation, Tokyo	716.67	335.26	712.60
KSB Bank N V, Brussels	241.10	41.54	133.89

Satyam Computer Services Limited

Rs. in lakhs
	As at September 30,		As at March 31,
	2005	2004	2005
Name of the Bank	(Unaudited)	(Unaudited)	(Audited)

Mitsui Sumitomo Bank, Tokyo	20.90	17.13	25.58
Pudong Development Bank, Shanghai	3.65	0.01	0.80
Union Bank of Switzerland	250.78	—	99.16
Unicredit Banca , Italy	181.73	—	30.05
United Bank, Vienna	2,586.83	1,137.51	1,686.42
Woori Bank, Korea	17.91	0.01	29.76
	9,496.35	3,824.11	9,234.98

Balances held on Deposit Accounts
Bank of China, Shanghai	—	0.15	—
Citibank NA, Hungary	76.90	—	—
	76.90	0.15	—

j)	Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on consolidated revenues and net income for the companies in Satyam Computer Services. Satyam evaluates operating segments based on the following two business groups:
•	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the quarter and half year ended September 30, 2005 and 2004 and year ended March 31, 2005 are as follows:
Business Segment

Rs. in lakhs
	Quarter ended September 30, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	114,326.53	1,170.51	—	115,497.04
Inter Segment Sales	552.80	649.46	(1,202.26)

Total Revenue	114,879.33	1,819.97	(1,202.26)	115,497.04

Segment result-Profit/(Loss)	25,160.32	(994.53)		24,165.79
Interest expense	25.77	51.02	—	76.79
Other income	3,159.09	(3.93)	—	3,155.16
Income taxes	3,315.83	13.00	—	3,328.83

Profit/(Loss) from ordinary activities	24,977.81	(1,062.48)	—	23,915.33
Share of loss in associate company	(192.09)	—	—	(192.09)
Minority Interest	10.44	—	—	10.44

Profit/(Loss) after Tax and share of loss in associate company	24,796.16	(1,062.48)	—	23,733.68

Other Segment Information
Capital Expenditure	6,832.90	102.32	—	6,935.22
Depreciation	3,176.08	294.33	—	3,470.41
Non-cash expenses other than depreciation	545.80	1.35	—	547.15

Satyam Computer Services Limited

Rs. in lakhs
	Quarter ended September 30, 2004 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	85,394.18	814.71	—	86,208.89
Inter Segment Sales	609.37	290.00	(899.37)	—

Total Revenue	86,003.55	1,104.71	(899.37)	86,208.89

Segment result-Profit/(Loss)	19,265.13	(790.41)	—	18,474.72
Interest expense	(17.86)	(1.30)	—	(19.16)
Other income	2,380.97	16.88	—	2,397.85
Income taxes	(3,035.19)	—	—	(3,035.19)

Profit/(Loss) from ordinary activities	18,593.05	(774.83)	—	17,818.22
Share of loss in associate company	(131.98)	—	—	(131.98)

Profit/(Loss) after Tax and share of loss in associate company	18,461.07	(774.83)	—	17,686.24

Other Segment Information
Capital Expenditure	3,911.68	1,384.70	—	5,296.38
Depreciation	2,625.82	175.56	—	2,801.38
Non-cash expenses other than depreciation	650.36	—	—	650.36

Rs. in lakhs
	Half Year ended September 30, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	219,338.58	2,028.97	—	221,367.55
Inter Segment Sales	1,184.28	1,240.31	(2,424.59)	—

Total Revenue	220,522.86	3,269.28	(2,424.59)	221,367.55

Segment result-Profit/(Loss)	47,129.78	(2,028.20)	—	45,101.58
Interest expense	49.67	74.03	—	123.70
Other income	5,510.67	(13.68)	—	5,496.99
Income taxes	7,210.36	38.53	—	7,248.89

Profit/(Loss) from ordinary activities	45,380.42	(2,154.44)	—	43,225.98
Share of loss in associate company	(498.65)	—	—	(498.65)
Minority Interest	26.08	—	—	26.08

Profit/(Loss) after Tax and share of loss in associate company	44,907.85	(2,154.44)	—	42,753.41

Other Segment Information
Capital Expenditure	12,002.90	156.48	—	12,159.38
Depreciation	6,054.28	547.20	—	6,601.48
Non-cash expenses other than depreciation	572.60	5.31	—	577.91

Rs. in lakhs
	Half Year ended September 30, 2004 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	162,929.74	1,264.75	—	164,194.49
Inter Segment Sales	1,071.16	540.62	(1,611.78)	—

Total Revenue	164,000.90	1,805.37	(1,611.78)	164,194.49

Segment result-Profit/(Loss)	36,529.29	(1,574.33)	—	34,954.96
Interest expense	(40.21)	(2.03)	—	(42.24)
Other income	5,449.76	35.45	—	5,485.21
Income taxes	(6,041.45)	—	—	(6,041.45)

Profit/(Loss) from ordinary activities	35,897.39	(1,540.91)	—	34,356.48
Share of loss in associate company	(295.63)	—	—	(295.63)

Profit/(Loss) after Tax and share of loss in associate company	35,601.76	(1,540.91)	—	34,060.85

Other Segment Information
Capital Expenditure	5,902.26	2,727.60	—	8,629.86
Depreciation	5,244.40	262.37	—	5,506.77
Non-cash expenses other than depreciation	1,170.62	1.50	—	1,172.12

Satyam Computer Services Limited

Rs. in lakhs
	Year ended March 31, 2005 (Audited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	348,988.14	3,096.77	—	352,084.91
Inter Segment Sales	2,083.20	1,363.43	(3,446.63)	—

Total Revenue	351,071.34	4,460.20	(3,446.63)	352,084.91

Segment result-Profit/(Loss)	78,991.84	(3,718.45)	—	75,273.39
Interest expense	(86.85)	(4.34)	—	(91.19)
Other income	8,691.27	(8.04)	—	8,683.23
Income taxes	(11,755.73)	(0.35)	—	(11,756.08)

Profit/(Loss) from ordinary activities	75,840.53	(3,731.18)	—	72,109.35
Share of loss in associate company	(944.86)	—	—	(944.86)

Profit/(Loss) after Tax and share of loss in associate company	74,895.67	(3,731.18)	—	71,164.49

Other Segment Information
Capital Expenditure	15,478.67	3,184.19	—	18,662.86
Depreciation	10,575.16	754.69	—	11,329.85
Non-cash expenses other than depreciation	1,406.85	4.44	—	1,411.29

Particulars of Segment Assets and Liabilities

Rs. in lakhs
	As at September 30, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	230,423.02	6,495.28	(1,348.85)	235,569.45
Investments	8,959.55	—	(1,826.80)	7,132.75
Bank Deposits	180,117.77	454.50	—	180,572.27
Other Assets	7,775.14	2.26	—	7,777.40

Total Assets	427,275.48	6,952.04	(3,175.65)	431,051.87

Segment Liabilities	49,741.12	1,311.01	(1,348.85)	49,703.28
Other Liabilities	5,356.14	3,545.52	—	8,901.66

Total Liabilities	55,097.26	4,856.53	(1,348.85)	58,604.94

Rs. in lakhs
	As at September 30, 2004 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	173,051.72	6,711.73	(3,714.46)	176,048.99
Investments	19,000.67	1,009.79	(10,820.71)	9,189.75
Bank Deposits	144,373.75	35.20	—	144,408.95
Other Assets	13,847.50	—	—	13,847.50

Total Assets	350,273.64	7,756.72	(14,535.17)	343,495.19

Segment Liabilities	32,028.48	1,227.82	2,818.58	36,074.88
Other Liabilities	7,602.72	65.19	—	7,667.91

Total Liabilities	39,631.20	1,293.01	2,818.58	43,742.79

Satyam Computer Services Limited

Rs. in lakhs
	As at March 31, 2005 (Audited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	181,470.69	5,534.04	(3,288.91)	183,715.82
Investments	18,452.02	0.10	(10,820.71)	7,631.41
Bank Deposits	180,587.79	35.98	—	180,623.77
Other Assets	3,517.72	—	—	3,517.72

Total Assets	384,028.22	5,570.12	(14,109.62)	375,488.72

Segment Liabilities	42,682.85	1,729.52	(5,291.63)	39,120.74
Other Liabilities	5,774.03	781.69	—	6,555.72

Total Liabilities	48,456.88	2,511.21	(5,291.63)	45,676.46

     Geographic Segment
     Revenue attributable to location of customers is as follows:

Rs. in lakhs
	Quarter ended September 30,		Half year ended September 30,		Year ended
Geographic	2005	2004	2005	2004	March 31, 2005
location	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	76,471.94	60,968.25	146,748.91	113,719.29	239,933.30
Europe	22,287.24	13,642.76	41,097.13	25,502.49	57,667.18
Japan	1,342.52	1,239.78	2,865.33	2,814.85	6,096.56
India	4,042.86	2,972.62	8,231.18	6,380.33	13,389.43
Rest of the World	11,352.48	7,385.39	22,425.00	15,777.43	34,998.44

Total	115,497.04	86,208.89	221,367.55	164,194.49	352,084.91

     Segment assets based on their location are as follows:

Rs.in lakhs
	Segment Assets
	As at September 30,		As at March 31
	2005	2004	2005
Geographic location	(Unaudited)	(Unaudited)	(Audited)

North America	123,819.99	99,849.85	91,857.63
Europe	27,992.46	17,172.42	15,127.29
Japan	6,025.96	1,559.28	2,239.06
India	61,664.71	46,366.20	56,709.67
Rest of the World	16,066.36	11,101.24	17,782.17

Total	235,569.48	176,048.99	183,715.82

	Addition to fixed assets
	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2005	2004	2005	2004	2005
Geographic location	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	92.90	95.30	261.61	153.91	381.25
Europe	112.42	6.60	5,359.45	22.12	125.30
Japan	10.81	12.27	20.72	12.27	179.59
India	6,674.20	4,873.91	11,587.46	8,013.68	17,410.23
Rest of the World	44.89	308.30	105.75	427.88	566.49

Total	6,935.22	5,296.38	17,334.99	8,629.86	18,662.86

Satyam Computer Services Limited

k)	Related Party Transactions:

Satyam Computer Services had transactions with the following related parties:

Associate: Sify Limited

Others: Satyam Foundation Trust.

Enterprise where trustees are spouses of Whole-time Directors and Key Managerial Personnel.

Whole-time Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Prof. Krishna G Palepu, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B. Prabhat, K. Kalyan Rao, Ram Mynampati, D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Venkatesh Roddam, Prakash Challa, M Satyanarayana and Sandeep Madan (Part of the period).

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

Rs. in lakhs
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2005	2004	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Outsourcing	235.73	55.94	528.49	157.65	967.33
Fixed Assets	508.63	10.72	553.00	10.72	10.72
Other Services	1.30	8.82	56.94	13.35	133.87
Others
Contributions	62.81	—	114.19	—	—

Balances:

Rs. in lakhs
	As at September 30,		As at March 31,
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)

Associate
Accounts Receivable	—	4.66	—
Payables	429.07	193.78	258.64
Investments	7,132.75	8,179.89	7,631.25
Advances	6.36	67.69	0.75

Transactions with Whole-time Directors and Key Managerial Personnel

Rs. in lakhs
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2005	2004	2005	2004	March 31, 2005
Nature of Transactions	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Remuneration to Whole-time Directors	14.63	13.52	29.60	27.41	90.37
Remuneration to Key Managerial Personnel	390.25	464.89	884.48	695.09	1906.79
Professional charges paid to Key Managerial Personnel	39.19	—	39.19	—	—
Advances to Key Management Personnel	77.72	49.06	77.72	124.75	224.73

Balances due to / from Directors and Key Managerial Personnel

Rs. in lakhs
	As at September 30,		As at March 31,
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)

Remuneration payable to Whole-time Directors	—	—	21.48
Remuneration payable to Key Management Personnel	29.58	20.07	130.70
Advances due from Key Management Personnel	28.46	91.87	74.48

Satyam Computer Services Limited

i)	Options granted and outstanding to the Key Management Personnel 3,649,373 {includes 773,316 options granted under ASOP - ADS} (September 30, 2004 – 2,713,283 {includes 471,300 options granted under ASOP ADS}, March 31, 2005 – 3,711,766 {includes 618,432 options granted under ASOP - ADS}).
l)	Obligation on long term non-cancelable operating leases

Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in lakhs

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2005	2004	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Lease rentals (Refer Schedule 16)	1,901.66	1,331.05	3,689.95	2,471.92	5,629.83

	As at September 30,		As at March 31,
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)
Obligations on non-cancelable leases
Not later than one year	1,870.24	850.27	1,897.78
Later than one year and not later than five years	2,353.22	1,959.60	2,797.77
Later than five years	286.11	318.96	255.85

Total	4,509.57	3,128.83	4,951.40

m)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

S.No.	Particulars	Quarter ended September 30,		Half year ended September 30,		Year ended
		2005	2004	2005	2004	March 31, 2005
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Basic
1.	Opening no. of shares	320,719,335	316,809,901	319,265,291	316,251,710	316,251,710
2.	Total Shares outstanding	321,343,282	317,145,269	320,603,082	316,863,367	317,751,639
3.	Profit after Taxation and share of loss in associate companies (Rs. in lakhs)	23,733.68	17,686.23	42,753.40	34,060.84	71,164.49
4.	EPS (Rs.)	7.39	5.58	13.34	10.75	22.40

Diluted
5.	Stock options outstanding	9,268,553	4,437,096	9,214,288	4,435,499	6,694,137
6.	Total shares outstanding (including dilution)	330,611,835	321,582,365	329,817,370	321,298,866	324,445,776
7.	EPS (Rs.)	7.18	5.50	12.96	10.60	21.93

Satyam Computer Services Limited
n)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are as follows:

Rs in lakhs
	Quarter ended September 30,		Half year ended September 30,		Year ended
	2005	2004	2005	2004	March 31, 2005
Description	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income from Sales and Services	819.30	763.66	1,592.26	1328.79	2,885.47
Other Income	21.91	(9.96)	18.15	1.70	2.71

Total	841.21	753.70	1,610.41	1,330.49	2,888.18

Personnel expenses	427.92	325.52	772.15	610.92	1,455.29
Other expenses	249.87	283.36	567.35	449.67	883.61
Interest	5.41	1.45	9.32	4.28	10.93
Depreciation	46.19	26.83	83.08	36.08	100.74

Total	729.39	637.16	1,431.89	1,100.95	2,450.57

Net Profit	111.82	116.54	178.52	229.54	(437.61)

			Year ended
	Quarter ended September 30,		March 31,
	2005	2004	2005
Description	(Unaudited)	(Unaudited)	(Audited)

Secured Loans	155.67	60.76	123.81
Un Secured Loans	50.00	—	—
Fixed Assets	328.40	227.77	343.62
Inventories	18.50	15.56	18.53
Sundry Debtors	1,325.45	1,211.43	1,142.26
Cash and Bank Balances	151.68	199.13	193.49
Loans and Advances	365.18	538.62	470.59
Interest on Advances	0.55	—	—
Interest Accrued on Fixed Deposit	0.80	1.81	—
Current Liabilities	521.05	905.54	601.97
Provisions	23.84	74.16	110.34

(o)	Commitments and Contingencies

i)	Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to US$ 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna Services to the investors on redemption of the said Preference Shares. Further Satyam Computer Services is required to subscribe to Convertible Debentures amounting to US$ 20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna Services into Ordinary Shares at any time after issuance.

ii)	Bank Guarantees outstanding Rs. 4,062.42 lakhs (September 30, 2004 — Rs. 2173.38 lakhs, March 31, 2005 — Rs. 3,620.39 lakhs).

iii)	Contracts pending execution on capital accounts, net of advances, Rs. 4,804.02 lakhs (September 30, 2004 — Rs. 4,175.31 lakhs, March 31, 2005 — Rs. 3,874.31 lakhs).

iv)	Forward and Options Contracts outstanding Rs. 106,622.18 lakhs (Equivalent USD 242.00 millions) {September 30, 2004 — Rs. 40,570.13lakhs (Equivalent USD 87.75 millions), March 31, 2005 — Rs. 131,726.16 lakhs (Equivalent USD 301.50 millions}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to Rs. 32.10 lakhs (September 30, 2004 — Rs. 2,114.90 lakhs, March 31, 2005 — Rs. 65.29 lakhs).

Satyam Computer Services Limited
	v)	Arrears on 0.05% Convertible Redeemable Cumulative Preference Shares amounting to Rs. 7.40 lakhs (September 30, 2004 — Rs. 2.85 lakhs, March 31, 2005 — Rs. 5.12 lakhs).

	vi)	Contingent consideration payable in respect of acquired subsidiary company Rs. 10,476.00 lakhs (Equivalent GBP 13.50 million).

	vii)	Satyam Computer Services has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 8,804.00 lakhs (Equivalent USD 20 millions)

p)	Subsequent event

On September 28, 2005, Satyam Computer Services has paid an amount of Rs. 781.80 lakhs (Equivalent Singapore $ 3.00 millions) to acquire the 100% shareholding of Knowledge Dynamics Pte Ltd., Singapore. However, the transfer of shares in favour vii) Satyam Computer Services has been effected from October 01, 2005. Hence, Knowledge Dynamics Pte Ltd. has become a wholly-owned subsidiary company from the above mentioned date.

q)	Reclassification

Figures for the corresponding periods have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Consolidated Cash Flow Statement for the Quarter and Half Year Ended September 30, 2005

Rs. in lakhs
		Quarter Ended	Quarter Ended	Half Year Ended	Half Year Ended	Year Ended
		30.09.2005	30.09.2004	30.09.2005	30.09.2004	31.03.2005
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

A.	Cash Flows from Operating Activities
	Net Profit Before Interest and Tax	24,508.82	18,395.34	44,953.17	35,537.68	73,415.57
	Depreciation	3,470.41	2,801.38	6,601.48	5,506.77	11,329.85
	Loss on sale of Fixed Assets	23.04	28.35	53.80	71.15	118.09
	Dividend income on Current Investments	—	(8.81)	—	(10.66)	(10.66)
	Minority Interest	(10.44)	—	(26.08)	—	—
	(Increase)/Decrease in Inventories	(0.27)	17.25	0.03	33.22	30.25
	(Increase)/Decrease in Sundry Debtors	(2,416.61)	(8,536.50)	(12,650.79)	(15,703.04)	(18,112.58)
	(Increase)/Decrease in Loans and Advances	(4,429.79)	(318.78)	(3,360.46)	(844.06)	(3,711.71)
	Increase/(Decrease) in Current Liabilities and Provisions	11,363.53	2,775.86	12,614.86	8,642.24	8,470.16
	Income Taxes Paid	(5,156.94)	(1,624.68)	(7,957.94)	(3,596.57)	(11,379.71)
	Exchange differences on translation of foreign currency cash and cash equivalents	(684.03)	13.53	451.69	(1,852.06)	538.00

	Net Cash Flow from Operating Activities	26,667.72	13,542.94	40,679.76	27,784.67	60,687.26

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(6,935.22)	(5,296.38)	(12,159.38)	(8,629.86)	(18,662.86)
	Purchase of Long Term Investments	—	—	(5,175.61)	—	—
	Share Application money	(781.80)	—	(781.80)	—	—
	Proceeds from sale of Fixed Assets	52.93	30.84	96.52	51.10	125.80
	Proceeds from sale of Current Investments	—	8.08	—	14.43	19.22
	Proceeds from Long Term matured Deposits	—	—	—	—	144,145.52
	Investment in Long Term Deposits	—	—	—	—	(179,550.00)
	Dividend income from Current Investments	—	8.81	—	10.66	10.66
	Interest accrued / income received	649.65	521.07	1,278.45	1,017.77	16,724.70

	Net Cash Flow from Investing Activities	(7,014.44)	(4,727.58)	(16,741.82)	(7,535.90)	(37,186.96)

C.	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital	2,985.90	1,668.67	6,880.91	7,407.75	11,177.19
	Receipt of Share Application money pending allotment	106.71	46.77	106.71	46.77	44.66
	Proceeds from Secured Loans	1,911.40	305.74	3,598.05	640.85	1,844.44
	Repayment of Secured Loans	(269.52)	(211.08)	(500.60)	(393.41)	(772.34)
	Financial Expenses Paid	(76.79)	(19.16)	(123.70)	(42.24)	(91.19)
	Dividends Paid	(10,978.18)	(10,032.34)	(10,978.18)	(10,032.34)	(17,226.50)

	Net Cash Flow from Financing Activities	(6,320.48)	(8,241.40)	(1,016.81)	(2,372.62)	(5,023.74)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	684.03	(13.53)	(451.69)	1,852.06	(538.00)

	Net Increase in Cash and Cash equivalents during the period / year	14,016.83	560.43	22,469.44	19,728.21	17,938.56
	Cash and Cash equivalents at the beginning of the period / year	65,915.87	202,838.00	57,463.26	183,670.22	39,524.70

	Cash and Cash equivalents at the end of the period / year	79,932.70	203,398.43	79,932.70	203,398.43	57,463.26

	Supplementary Information

	Cash and Bank Balances as per Balance sheet	259,482.70	202,488.96	259,482.70	202,488.96	237,013.26
	Add: Current Investments in Mutual Funds considered as cash equivalents	—	909.47	—	909.47	—
	Less: Long Term Deposits with Scheduled Banks considered as Investments	179,550.00	—	179,550.00	—	179,550.00

	Balance considered for Cash Flow Statement	79,932.70	203,398.43	79,932.70	203,398.43	57,463.26

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President — Finance	& Company Secretary

Place: Budapest, Hungary
Date: October 19, 2005